June 7, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention	Ms. Alexandra M. Ledbetter Division of Corporation Finance Attorney-Advisor Office of Mergers and Acquisitions
CC:	Mr. Perry J. Hardin Division of Corporation Finance

Re:           Keystone Consolidated Industries, Inc.
 Schedule 13E-3
 Filed May 10, 2013
 File No. 005-31481

Dear Ms. Ledbetter:

Contran Corporation (“Contran”) and KYCN Acquisition Corporation (“Merger Sub,” and together with Contran, “Filing Persons”) has today electronically filed Amendment No. 1 (“Amendment No. 1”) to Schedule 13E-3 (File No. 005-31481) related to Keystone Consolidated Industries, Inc. (“KCI”), originally filed on May 10, 2013 (the “Schedule 13E-3”).  Set forth below are the Filing Persons’ responses to the comments contained in the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated June 6, 2013 regarding the Schedule 13E-3.  Enclosed with this letter, please find a copy of Amendment No. 1.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff comment letter.  Capitalized terms not otherwise defined herein have the same meaning as defined in the Schedule 13E-3.

Background of the Merger, page 8

1.
Comment: We note that Mr. Simmons is not identified as a filing person. Please tell us why you believe he is not an affiliate engaged in the going private transaction. In responding to this comment please address the disclosure provided in the first sentence of Item 5(a) on page 34 of the Schedule 13E-3. Please also address Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:  Rule 13e-3(d) of the Securities Exchange Act (“Exchange Act”) requires an issuer and its affiliates “engaging in” a going private transaction to file a Schedule 13E-3.  As noted in Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (the “C&DI”), which was referenced in the Staff’s response, “[t]wo separate but related issues may be raised with respect to the determination of “filing-person” status in situations where a third party proposes a transaction with an issuer that has at least one of the going private effects described in Rule 13e-3(a)(3)(ii): (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1); and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.”

As disclosed in the Schedule 13E-3, substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Mr. Simmons (for which Mr. Simmons is the sole trustee) or is held directly by Mr. Simmons or other persons or entities related to Mr. Simmons.  In addition, at the time of the filing of the Schedule 13E-3, Contran owned 90.4% of the outstanding common stock of Keystone Consolidated Industries, Inc. (“KCI”).  Thus, Mr. Simmons is an affiliate of KCI within the meaning of Rule 13e-3(a)(1) and satisfies the first issue raised in the C&DI.

However, for the reasons described below, we do not believe that Mr. Simmons is engaged, directly or indirectly, in the going private transaction, and, therefore, does not satisfy the second issue identified in the C&DI.

As discussed in detail in the Schedule 13E-3, Contran management, including Mr. Simmons, analyzed the going private transaction, determined the terms and conditions of the Merger and recommended those terms and conditions to the board of directors of Contran for approval.  Mr. Simmons, like all other directors of Contran, considered and approved the terms and conditions of the Merger, and authorized Contran management to proceed with the Merger.  Mr. Simmons did not play any greater role in the review and analysis of the Merger than any other member of the Contran management team or any other director on the Contran board.

Contran was not formed or incorporated for the purpose of effecting the Merger.  Contran has been in existence for over 40 years, and Contran has held shares of KCI common stock for over 30 years.  Moreover, as stated in the Schedule 13E-3, Contran is a holding company with substantial operations conducted through wholly-owned and majority-owned subsidiaries, and less than majority-owned affiliates, many of whom are publicly traded.  As disclosed in the Schedule 13E-3, these publicly traded subsidiaries and affiliates include KCI and Valhi, Inc. (“Valhi”).  Valhi, a publicly traded company approximately 93% controlled by Contran, is also primarily a holding company with substantial assets and operations conducted through other publicly traded companies, including Kronos Worldwide, Inc. (“Kronos”) and CompX International Inc. (“CompX”).  KCI and Valhi are consolidated subsidiaries of Contran, and Kronos and CompX are consolidated subsidiaries of Valhi (and hence consolidated subsidiaries of Contran).  At December 31, 2012, Contran had total assets of $4.0 billion, substantially all of which was attributable to such publicly-traded entities (approximately $358 million attributable to KCI and approximately $3.1 billion attributable to Valhi).  A substantial portion of Valhi’s total assets are attributable to Kronos and CompX.  Accordingly, Contran is an established entity with substantial operations and assets.

Contran’s existing cash and cash equivalents on hand is more than sufficient to cover the aggregate Merger Consideration, plus fees and expenses of the Merger.  Contran is not relying on Mr. Simmons to provide it with any financing relating to the Merger.
As mentioned above and as disclosed in the Schedule 13E-3, Mr. Simmons may be deemed to control Contran, and, since Contran controls 90.4% of the common stock of KCI, Mr. Simmons may also be deemed to control KCI.  However, as disclosed in Amendment No. 59 to Schedule 13D regarding shares of KCI common stock filed by Contran and Mr. Simmons, Mr. Simmons disclaims beneficial ownership of any shares of Contran stock held by various trusts for which he is sole trustee, as well as any shares of KCI common stock held by Contran.

In summary, the particular facts and circumstances relating to the Merger make clear that, though Mr. Simmons is an affiliate of KCI, given that Mr. Simmons did not play any greater role in the review and analysis of the Merger, or the determination of the terms and conditions of the Merger, than any other member of the Contran management team or any other director on the Contran board, and given Contran’s substantial assets, Contran’s long history as a holding company with substantial operations across multiple investments, and Contran’s longstanding relationship with KCI, Mr. Simmons is not “engaged in” the going private transaction and should not, therefore, be a filing person.

2.
Comment:  Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Exchange Act Rule13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing person on the Schedule 13E-3. In addition, be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Refer to Section 117.02 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website.

Response:  Please see the response to Comment 1 above for a discussion of why we do not believe Mr. Simmons should be a filing person.

3.	Comment: We note that:
•	On August 16, 2011, Contran purchased approximately 1.55 million shares from unaffiliated KCI stockholders, increasing its ownership from approximately 75% to 88%;
•	During January 2013, Contran purchased an aggregate of 2,975 shares in market transactions at a weighted average cash price of $6.66 per share; and
•	Between April 17, 2013 and April 22, 2013, Contran purchased an aggregate of 287,606 shares from unaffiliated KCI stockholders, increasing its ownership to 90.4%.

Please provide us with an analysis as to why these acquisitions were not first steps in a going-private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General Instruction D.

Response:  Contran does not believe that any of the acquisitions indicated above were a first step in a going-private transaction under Exchange Act Rule 13e-3, because such transactions did not have a reasonable likelihood of producing, or a purpose of producing, directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii), and for the reasons described below.
•
As disclosed in the Schedule 13E-3, in May 2011 Contran proposed to the KCI board of directors a subscription rights offering.  Contran proposed the subscription rights offering because completion of the subscription rights offering would potentially provide Contran with an opportunity to acquire a sufficient number of shares of KCI common stock such that KCI would become a member of the Contran Tax Group.  Prior to KCI’s commencement of the subscription rights offering, Contran purchased 1.55 million shares from unaffiliated KCI stockholders, which increased Contran’s ownership of KCI to approximately 88%, more than sufficient for KCI to become a member of the Contran Tax Group.  Following such acquisition, and having achieved a sufficient ownership level of KCI for KCI to become a member of the Contran Tax Group, Contran indicated to KCI that Contran no longer intended to subscribe for KCI shares in the proposed subscription rights offering, and the KCI board of directors determined not to proceed with the subscription rights offering.  At the time of the August 2011 acquisition of such shares of KCI common stock, Contran did not have any intention to undertake a going-private transaction of KCI.  If Contran had such an intention, Contran would not have indicated to KCI that Contran no longer intended to subscribe for KCI shares in the proposed subscription rights offering, since the subscription rights offering would have provided Contran with an opportunity at that time to further increase its ownership of KCI.  Furthermore, following such August 2011 purchase by Contran, Contran did not make any additional purchases of KCI common stock for over 16 months, until January 2013.

•
As a result of Contran’s purchase of an aggregate of 2,975 shares of KCI common stock on the open market in January 2013, Contran’s ownership of KCI increased slightly (from 87.98% to 88.01%).    Contran acquired such shares of KCI common stock at that time because Contran believed that the KCI common stock was undervalued in the market.  At the time of such January 2013 purchases, Contran still had not formed any intention to undertake a going-private transaction of KCI.  At that time, Contran did not have the ability to undertake a short-form merger under Section 253 of the DGCL, since Contran’s ownership of KCI was less than the required 90% threshold.  As further evidence of Contran’s lack of intention to undertake a going-private transaction of KCI at that time, Contran did not make any additional purchases of KCI common stock until it was presented with an unsolicited opportunity to do so three months later, in April 2013.

•
In April 2013, Contran was approached on an unsolicited basis by certain unaffiliated KCI stockholders and presented with an opportunity to purchase an aggregate of 287,606 shares of KCI common stock from such unaffiliated KCI stockholders.  However, Contran evaluated the offer from the unaffiliated stockholders, and determined that the price for which the unaffiliated stockholders ultimately agreed they would accept their Shares was fair and that purchasing the Shares from such stockholders would result in less volatility and disruption to the public trading market for the Shares as compared to such stockholders disposing of their Shares on the open market.  Consequently, Contran completed such purchase and, as a result, Contran’s ownership of KCI increased to 90.4%.  As disclosed in the Schedule 13E-3, following such purchases, Contran filed an amendment to Schedule 13D with respect to KCI, disclosing such purchases and indicating Contran had now begun to consider completing a short-form merger with KCI.   But at the time the Schedule 13D amendment was filed, Contran had not made any definitive decision regarding whether to complete a short-form merger with KCI.  Following the time Contran indicated it was considering completing a short-form merger of KCI, management of Contran undertook an analysis of the merits of completing such a short-form merger.  Contran did not engage in the purchase for the purpose of effecting the going-private transaction, but since its ownership interest in KCI had increased to above 90%, Contran determined that an evaluation of such a transaction was prudent.  No analysis regarding the advisability of engaging in a going-private transaction or the price that would be offered to stockholders of KCI other than the Filing Persons had been undertaken by Contran management or the Contran board of directors prior to consummation of the purchases in April 2013.   The analysis conducted by Contran management following the April 2013 purchase included a financial analysis of the range of potential values of shares of KCI common stock, using generally accepted valuation methodologies, in order to determine the value of KCI and whether the Contran board of directors might pay such a value in order to acquire the remaining outstanding shares of KCI.  Such financial analysis was completed by Contran management on May 9, 2013.  All of the factors and analyses considered in such analysis of the merits of completing a short-form merger of KCI, including the financial analysis, are disclosed in the Fairness of the Merger section and elsewhere in the Schedule 13E-3.  It was not until the May 9, 2013 meeting of the board of directors of Contran, where the analysis of completing a short-form merger of KCI, including a review of the financial analysis of KCI, was discussed with the Contran board of directors, that Contran made a definitive decision to proceed with the Merger on the terms as described in the Schedule 13E-3.  Promptly following the Contran board decision to proceed with the short-form merger, Contran filed the Schedule 13E-3 and an amendment to Schedule 13D, disclosing its determination to engage in a going-private transaction with respect to KCI.

Special Factors, page 10

Purposes, Alternatives, Reasons and Effects of the Merger, page

10 Alternatives, page 10

4.
Comment:  Refer to the following sentence on page 10: “The Filing Persons considered the alternative of a long-form merger but determined that it would be more costly and would result in delays in the transaction.” Please provide support for this assertion by estimating the cost associated with a long-form merger relative to the chosen short-form statutory merger. See generally Item 1013(b) of Regulation M-A, Instruction 1.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended to indicate that the Filing Persons considered the alternative of a long-form merger, but determined that it would result in unnecessary delays in completing the transaction, given that there was no requirement under the DGCL to undertake a long-form merger.  Please see numbered paragraph 1 of Amendment No. 1.

Effects, page 11

5.
Comment:  Please revise to discuss here, or in the tax consequences section, the federal tax consequences for each filing person. Clarify whether the filing persons will realize any additional tax benefits as a result of the merger, given that KCI is already a member of the Contran tax group. See Item 1013(d) of Regulation M-A.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended to indicate the tax consequences of the Merger to each Filing Person, and to clarify that no additional tax benefits as a result of the merger would be realized by any Filing Person.  Please see numbered paragraph 2 of Amendment No. 1.

Fairness of the Merger, page 13

6.	Comment: Please revise the disclosure on pages 14-15 to explain how the filing persons calculated the selected multiple ranges in the table on page 15.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended accordingly.  Please see numbered paragraph 3 of Amendment No. 1.

7.	Comment: Please revise the disclosure on pages 14-15 to explain how the filing persons calculated an “Operational Enterprise Value Range” of $183.0 million to $244.3 million in the table on page 15.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended accordingly.  Please see numbered paragraph 3 of Amendment No. 1.

8.
Comment: Refer to the following sentence on page 17: “The Filing Persons applied these ratios to KCI’s Adjusted EBITDA and Adjusted EBIT....” Please revise to clarify the ratios to which you are referring.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended accordingly.  Please see numbered paragraph 4 of Amendment No. 1.

9.
Comment:  We note that for purposes of the precedent transactions analysis, the filing persons reviewed transactions during the period from June 2011 to December 2012 involving companies that the filing persons believe to be in industries and businesses similar to KCI. Please revise the disclosure on page 18 to clarify why the filing persons focused on that time period. In addition, tell us whether any additional transactions fit within the stated criteria but were not analyzed or were analyzed but are not disclosed, and if so, why not.

Response:  For the information of the Staff, the Filing Persons reviewed transactions during the period from January 2011 to May 2013 involving companies that the Filing Persons believe to be in industries and businesses similar to KCI.  There were no such transactions in the time period from January 2011 to May 2011, and there were no such transactions in the time period from January 2013 to May 2013. The Filing Persons focused on transactions in this time period because the Filing Persons believed that reviewing any precedent transactions in periods prior to January 2011 would not provide meaningful information, given that they would have occurred more than two years prior to the filing of the Schedule 13E-3.   In addition, for the information of the Staff, there were not any additional transactions that fit within the stated criteria which were not analyzed.

In response to the Staff’s comment, the Schedule 13E-3 has been amended to indicate the January 2011 to May 2013 time period in which precedent transactions were reviewed, and to indicate why precedent transactions prior to January 2011 were not considered.  Please see numbered paragraph 5 of Amendment No. 1.

10.
Comment:  We note the disclosure on page 19 that in preparing the discounted cash flow analysis “the Filing Persons utilized projections prepared by KCI management for calendar years 2013 through 2015, and extrapolated projections for 2016 and 2017 by using an assumed growth rate of 4.5% from the 2015 KCI management projections.” Please disclose when the projections were prepared and where in the Schedule 13E-3 the projections are disclosed.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended accordingly.  Please see numbered paragraph 6 of Amendment No. 1.

Financial Analysis Summary, page 22

11.
Comment:  In connection with the discussion on page 25 of the filing persons’ determination that KCI’s net book value per share is not a meaningful indicator of KCI’s value, please disclose KCI’s book value per share.

Response:  KCI’s book value per share is disclosed in the third paragraph of Item 13(a) on page 38 of the Schedule 13E-3.  In response to the Staff’s comment, the Schedule 13E-3 has been amended to also disclose KCI’s book value per share on page 25.  Please see numbered paragraph 7 of Amendment No. 1.

Item 4. Terms of the Transaction, page  31
 (d) Appraisal Rights, page 32

12.
Comment:  Refer to the following sentence on page 32: “The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit F.” A similar statement appears on page 34. Please revise to remove the implication that the summary is not complete. As the filing persons are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended accordingly.  Please see numbered paragraph 8 of Amendment No. 1.

Item 13. Financial Information, page 38

13.
Comment:  We note the attempt to incorporate by reference KCI’s Form 10-Q for the fiscal period ended March 31, 2013. Please be advised that Exchange Act Rule 13e-3 does not permit forward incorporation by reference. Rather, the filing persons must promptly disseminate disclosure of material changes to the information provided in a manner reasonably calculated to inform security holders. See General Instruction F to Schedule 13E-3 and Rule 13e-3(f)(1)(iii). Please revise the disclosure accordingly.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended to reflect the incorporation by reference of KCI’s Form 10-Q for the fiscal period ended March 31, 2013 as filed with the Commission on May 14, 2013.  Please see numbered paragraph 9 of Amendment No. 1.

14.	Comment: Please revise the reference to the Commission’s public reference facilities to refer to the correct address, which is 100 F Street, N.E., Washington, D.C. 20549.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended accordingly.  Please see numbered paragraph 10 of Amendment No. 1.

15.	Comment: Please revise the summary financial information to include all of the information specified in Rule 1-02(bb)(1) of Regulation S-X. See Item 1010(c)(1) of Regulation M-A.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended accordingly.  Please see numbered paragraph 11 of Amendment No. 1.

Contran and Merger Sub each acknowledge that:

•	They are responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	They may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

Contran Corporation
KYCN Acquisition Corporation.

By: /s/  Andrew B. Nace
   Andrew B. Nace
         Vice President and General Counsel